Exhibit 99.2

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements
Three and six months ended June 30, 2009

(Unaudited – Prepared by Management)

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company disclosed that its auditors have not reviewed the unadudited financial statements for the three and six months ended June 30, 2009.

Chai-Na-Ta Corp.
Second Quarter Report
For the period ended June 30, 2009

CHAI-NA-TA CORP.
Consolidated Balance Sheets
(Unaudited)
In thousands of	June 30	December 31
Canadian dollars	2009	2008
	$	$
ASSETS
Current assets
Cash	775	192
Accounts receivable and other receivables	253	710
Inventory	4,306	7,928
Ginseng crops	3,165	2,722
Prepaid expenses and other assets	63	64
	8,562	11,616
Ginseng crops	5,632	4,764
Prepaid expenses	39	49
Assets held for sale (Note 3)	1,142	1,783
Property, plant and equipment	2,543	2,678
	17,918	20,890

LIABILITIES
Current liabilities
Bank indebtedness (Note 4)	-	3,060
Accounts payable and accrued liabilities	572	604
Customer deposits	2,139	2,454
Current portion of long-term debt (Note 5)	482	42
	3,193	6,160
Long-term debt (Note 5)	7,698	8,619
	10,891	14,779
SHAREHOLDERS' EQUITY
Share capital (Note 6)	38,246	38,246
Contributed surplus	338	338
Accumulated other comprehensive income	568	442
Deficit	(32,125)	(32,915)
	(31,557)	(32,473)
	7,027	6,111
	17,918	20,890

Going concern (Note 1)
Commitments, contingencies and guarantees (Note 9)

Approved by the Board:

"Derek Zen"	"Wilman Wong"
Derek Zen	Wilman Wong
Director	Director

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Interim Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars (except per share amounts)	2009	2008	2009	2008
	$	$	$	$
Revenue	1,766	2,466	4,696	6,694
Cost of goods sold	1,267	2,437	4,211	6,619
	499	29	485	75

Selling, general and administrative expenses	220	280	467	541
Wind-up expenses of terminated operations (Note 7)	275	-	449	-
Interest on short-term debt	10	25	36	70
Interest on long-term debt	78	92	187	217
	583	397	1,139	828

Operating loss	(84)	(368)	(654)	(753)

Other income (Note 8)	1,562	202	1,444	121

NET EARNINGS (LOSS) FOR THE PERIOD	1,478	(166)	790	(632)

Deficit, beginning of period	(33,603)	(28,711)	(32,915)	(28,245)

DEFICIT, END OF PERIOD	(32,125)	(28,877)	(32,125)	(28,877)

Basic and diluted earnings (loss) per share	$0.04	$(0.00)	$0.02	$(0.02)

Weighted average number of shares used to calculate basic and diluted earnings (loss) per share (in thousands)	34,698	34,698	34,698	34,698

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Interim Consolidated Statements of Comprehensive Income (Loss)
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2009	2008	2009	2008
	$	$	$	$
Earnings (Loss) for the period	1,478	(166)	790	(632)

Other comprehensive income
Change in cumulative translation adjustments as a result of unrealized foreign exchange differences	207	33	126	(33)
Comprehensive income (loss)	1,685	(133)	916	(665)

CHAI-NA-TA CORP.
Interim Consolidated Statements of Accumulated Other Comprehensive Income
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2009	2008	2009	2008
	$	$	$	$
Balance, beginning of period	361	836	442	902

Other comprehensive income (loss) for the period	207	33	126	(33)
Balance, end of period	568	869	568	869

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Interim Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended		Six months ended
in thousands of	June 30	June 30	June 30	June 30
Canadian dollars	2009	2008	2009	2008
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	1,478	(166)	790	(632)
Items included in net loss not affecting cash (Note 11(a))	129	2,200	3,557	6,560
Changes in non-cash operating assets and liabilities (Note 11(b))	208	(190)	(413)	(1,873)
Crop cost expenditures	(831)	(1,481)	(1,158)	(2,101)
	984	363	2,776	1,954
FINANCING ACTIVITIES
Bank indebtedness	(1,490)	(830)	(3,060)	(2,110)
Repayment of long-term debt	(66)	(100)	(72)	(142)
	(1,556)	(930)	(3,132)	(2,252)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(15)	(26)	(15)	(26)
Proceeds from disposition of property, plant and equipment	-	206	-	218
Proceeds from disposition of assets held for sale	841	-	956	-
Cash outlays included in assets held for sale	-	-	-	(7)
	826	180	941	185

EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(3)	-	(2)	1
NET INCREASE (DECREASE) IN CASH	251	(387)	583	(112)

CASH, BEGINNING OF THE PERIOD	524	582	192	307
CASH, END OF THE PERIOD	775	195	775	195

SUPPLEMENTAL INFORMATION:

Other cash flows:
Interest paid	68	142	98	1,015

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

1.	Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has experienced significant losses over the previous three years due to the low selling price of ginseng and has an accumulated deficit of $32,125,000 as at June 30, 2009. The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company formerly under common control. The term loan from the company formerly under common control in the amount of $8,178,000 is due on August 18, 2010.

Subsequent to June 30, 2009, management of the Company agreed to a three year extension of the term loan facility effective on August 31, 2009. The loan extension will be finalized upon the approval of the Board of Directors of both the Company and the lender. If the Company cannot get approval of the loan extension, the Company will have to consider alternative sources of financing. There can be no assurances that the Company will be able to refinance or repay the loan on its current due date. If the Company cannot make such arrangements, the Company may realize its assets and settle its liabilities at amounts different from the carrying values.

The Company's ability to continue as a going concern is dependant on achieving ongoing profitable operations, obtaining new sources of debt or restructuring existing debt and the continued financial support of its creditors. These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Summary of significant accounting policies

a)	Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented. These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2008. These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2009.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements except as noted below.

b)	Adoption of new accounting standards

On January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”. This Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The adoption of this standard has not had a significant impact on the Company’s consolidated financial statements.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

On January 20, 2009, the CICA published the Emerging Issues Committee (“EIC”) Abstract 173, "Credit Risk and the Fair Value of Financial Assets and Liabilities". The EIC states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. This recommendation is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements ending on or after the date of issuance of the Abstract. The Company has adopted this standard and determined that it does not have a material impact on the Company’s consolidated financial statements.

c)	Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods. Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation property, plant and equipment, fair value of assets held for sale, future income taxes and contingencies. Actual results may differ from those estimates.

3.	Assets held for sale

in thousands of		June 30	December 31
Canadian dollars		2009	2008
		$	$
Land, building and related assets	(a)	1,142	1,162
Machinery, equipment, sunshade and vehicles	(b)	-	621
		1,142	1,783

a)	Since March 2007, the Company has made available for sale its property located near Kamloops, British Columbia and has reclassified the net book value of the land, buildings, pavement, dryers and related production assets. This facility has been used as the head office for the farms operations in British Columbia. Certain production assets with a net book value of $20,000 were sold with the other machinery and equipment during 2009. The estimated selling price of the remaining assets less estimated selling costs exceeds the amount reclassified as an asset held for sale so no impairment provision is required.

b)	After the completion of the final harvest in British Columbia in December 2008, the Company made available for sale all of its remaining operating assets including machinery, equipment, sunshade, and vehicles. These assets were sold during 2009 for an aggregate amount greater than their net book value thus resulting in a gain on disposal of $322,000.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

4.	Bank indebtedness

in thousands of		June 30	December 31
Canadian dollars		2009	2008
		$	$
Bank operating loan	(a)	-	1,060
Bank term loan	(b)	-	2,000
		-	3,060

a)	The Company has available, subject to limitations based on the value of inventory, certain receivables and the estimated value of qualifying ginseng crops, a $2,000,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 1.625% per annum. For the three and six month periods ended June 30, 2009, the Company incurred $4,000 and $10,000 (2008 - $25,000 and $70,000) of interest, respectively, which has been included in interest on short-term debt on the statement of operations.

b)	On September 4, 2008, the Company secured a $2,000,000 non-revolving term loan from a Canadian chartered bank with an interest rate of prime plus 1.875% per annum which was fully repaid by the due date of May 31, 2009. The loan was secured by the Company's property located near Kamloops, British Columbia. For the three and six month period ended June 30, 2009, the Company incurred $6,000 and $20,000 of interest, respectively, which has been included in interest on short-term debt on the statement of operations.

5.	Long-term debt

in thousands of		June 30	December 31
Canadian dollars		2009	2008
		$	$
Term loan	(a)	8,178	8,587
Equipment purchase loans	(b)	2	74
		8,180	8,661
Less: current portion		482	42
		7,698	8,619

a)	On August 18, 2006, the Company established a four year term loan facility of HK$54,700,000 from a company formerly under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate). For the three month and six month periods ended June 30, 2009, the Company incurred $78,000 and $187,000 (2008 - $92,000 and $216,000) of interest, respectively, which has been included in interest on long-term debt on the statements of operations and deficit.

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Subsequent to June 30, 2009, management of the Company agreed to a three year extension of the term loan facility effective on September 1, 2009. Under the terms of the extension, the Company will be required to repay HK$3,200,000 ($480,000) by August 31, 2009 which has been classified as a current liability on the consolidated balance sheet. The Company will also be required to repay HK$3,300,000 ($500,000) by August 31, 2010 and HK$16,700,000 ($2,500,000) by August 31, 2011. The loan will remain unsecured and bears interest at 1.75% per annum over the HIBOR (Hong Kong Interbank Offered Rate) or LIBOR (London Interbank Offered Rate) through February 28, 2010 after which it will bear interest at a flat rate of 6.25% for the duration of the loan. The loan extension will be finalized upon the approval of the Board of Directors of both the Company and the lender.

b)	The Company has entered into various equipment purchase loan agreements at interest rates of up to 7.75% per annum. The loans are repayable in installments maturing in various amounts to September 30, 2009 and are secured by specific assets of the Company. As at June 30, 2009, $2,000 is outstanding which will become due in the next three months.

6.	Share capital

	Number of
In thousands	Shares	Amount
		$
Common Shares
Balance as at December 31, 2008 and June 30, 2009	34,698	38,246

7.	Wind-up expenses of terminated operations

Wind-up expenses of terminated operations includes all expenditures associated with closing the ginseng farm operations in British Columbia after the final harvest was completed in 2008.

8.	Other income

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2009	2008
	$	$
Foreign exchange gains	286	28
Gains on disposal of property, plant and equipment and assets held for sale	322	171
Government supplements	954	-
Other non-operating income	-	3
	1,562	202

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2009	2008
	$	$
Foreign exchange gains (losses)	167	(136)
Gains on disposal of property, plant and equipment and assets held for sale	322	183
Government supplements	954	69
Other non-operating income	1	5
	1,444	121

Government supplements include funds received from Agriculture Canada as compensation for cost of production increases and reduced margins of the Company's farming operations in prior years net of program participation fees and related costs. There are no contingencies attached to the funds received.

9.	Commitments, contingencies and guarantees

a)	The Company has entered into a contract with a Canadian bank to purchase US$2,500,000 on September 21, 2009 to partially hedge against the term loan detailed in Note 5(a). If the spot Canadian/US dollar exchange rate is less than or equal to $1.2250 on the contract date, the exchange rate of the purchase will be $1.2250. If the exchange rate is greater than or equal to $1.2400 on the contract date, the exchange rate of the purchase will be $1.2400. If the exchange rate is between $1.2250 and $1.2400 on the contract date, the contract will expire and a purchase obligation will not take place. At June 30, 2009, the closing exchange rate of $1.1630 resulted in a fair market value of this contract being a liability to the Company of $155,000 which is included in accounts payable and accrued liabilities.

b)	The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company.

10.	Foreign exchange contract

The Company has a term loan denominated in Hong Kong dollars as detailed in Note 5(a) and as a result is exposed to foreign exchange risks. The Company uses foreign exchange contracts to partially hedge against the loan. For the six month period ended June 30, 2009, the Company received proceeds of $424,000 as a result of foreign exchange contracts of which $29,000 is included in other income on the statement of operations and deficit for the three months ended March 31, 2009 and $395,000 was included in other income on the statement of operations and deficit for the three months ended December 31, 2008. For the six month period ended June 30, 2008, the Company received proceeds of $45,000 as a result of foreign exchange contracts which is included in other income on the statement of operations and deficit for the three months ended March 31, 2008. At period-end exchange rates, the Company would pay $155,000 to settle its existing foreign exchange contract as described in Note 9(a).

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

11.	Cash flow information

a) Items included in net earning (loss) not affecting cash
	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2009	2008
	$	$
Depreciation and amortization	3	3
Gain on disposal of property, plant and equipment and assets held for sale	(322)	(172)
Cost of ginseng crops sold	716	2,412
Non-cash foreign exchange gains	(268)	(43)
	129	2,200

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2009	2008
	$	$
Depreciation and amortization	5	5
Gain on disposal of property, plant and equipment and assets held for sale	(322)	(183)
Cost of ginseng crops sold	3,601	6,566
Non-cash foreign exchange losses	273	172
	3,557	6,560

b) Changes in non-cash operating assets and liabilities
	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2009	2008
	$	$
Accounts receivable and other receivables	(54)	(122)
Inventory	(1)	3
Prepaid expenses and other assets	(30)	(104)
Accounts payable and accrued liabilities	(110)	354
Customer deposits	403	(321)
	208	(190)

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2009	2008
	$	$
Accounts receivable and other receivables	62	(107)
Inventory	16	7
Prepaid expenses and other assets	11	(98)
Accounts payable and accrued liabilities	(187)	(616)
Customer deposits	(315)	(1,059)
	(413)	(1,873)

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

12.	Segmented information

The Company operates in one industry segment and two geographic regions.

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2009	2008
External revenue from operations located in:	$	$
Canada	1,116	462
Far East	650	2,004
	1,766	2,466
Intersegment revenue from operations located in:	$	$
Canada	242	1,164
Far East	556	-
	798	1,164
Net earnings (loss) from operations located in:	$	$
Canada	1,412	(182)
Far East	66	16
	1,478	(166)

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2009	2008
External revenue from operations located in:	$	$
Canada	1,299	585
Far East	3,397	6,109
	4,696	6,694
Intersegment revenue from operations located in:	$	$
Canada	2,130	4,200
Far East	556	-
	2,686	4,200
Net earnings (loss) from operations located in:	$	$
Canada	788	(661)
Far East	2	29
	790	(632)

Long-lived assets comprise of all assets not classified as current assets.

in thousands of	June 30	June 30
Canadian dollars	2009	2008
Long-lived assets from operations located in:	$	$
Canada	8,214	11,549
Far East	-	-
	8,214	11,549

Chai-Na-Ta Corp.
Second Quarter Report
For the periods ended June 30, 2009

CHAI-NA-TA CORP.
Notes to the Interim Consolidated Financial Statements
(Unaudited)

Major customers:

For the three months ended June 30, 2009, revenue consisted of sales primarily to two customers, which accounted for $629,000 from the Far East geographic region and $1,040,000 from the Canadian geographic region (June 30, 2008 - three customers which accounted for $1,068,000 and $781,000 from the Far East geographic region and $403,000 from the Canadian geographic region).

For the six months ended June 30, 2009, revenue consisted of sales primarily to four customers, which accounted for $1,460,000, $1,371,000 and $545,000, respectively, from the Far East geographic region and $1,040,000 from the Canadian geographic region (June 30, 2008 - three customers which accounted for $2,825,000, $1,917,000 and $1,367,000, respectively, from the Far East geographic region).

13.	Related party transactions

In the normal course of business, the Company pays management fees to Wai Kee Holdings Limited ("Wai Kee") for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited. Wai Kee is a Hong Kong based publicly traded company which owns 38% of the shares of the Company and has a director in common with the Company. For the three and six month periods ended June 30. 2009, the Company paid management fees of $30,000 and $60,000, respectively, of which $20,000 remains outstanding and is included in accounts payable and accrued liabilities on the consolidated balance sheet.

In 2006, the Company established a term loan facility with a company formerly under common control as described in Note 5(a).

Both of these related party transactions are measured at the exchange value.